SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-14640

For the month of April, 2003

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
(Exact name of registrant as specified in its charter)

Unibanco - Union of Brazilian Banks S.A.
(Translation of Registrant's name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

                  UNIBANCO – UNIÃO DE BANCOS BRASILEIROS S.A.

              CORPORATE TAXPAYERS ENROLLMENT N. 33.700.394/0001-40

                              PUBLICLY-HELD COMPANY

                 ANNUAL AND EXTRAORDINARY SHAREHOLDERS MEETINGS

                                   CALL NOTICE

The shareholders of UNIBANCO – UNIÃO DE BANCOS BRASILEIROS S.A. (“Unibanco”) are
herein called to meet in Annual and Extraordinary Shareholders Meetings, to take place on April 28th,  2003,  at 09:00 a.m.,  at  Unibanco  Building,  located at
Avenida Eusébio Matoso,  n.° 891, Ground Floor, in the City of São Paulo,  State
of São Paulo, in order to decide on the following matters:

I–   EXTRAORDINARY SHAREHOLDERS MEETING

Proposal  of the  Board of  Directors  to amend  the  By-laws  on the  following conditions:

a) amend the wording of Article 15, Second  Paragraph,  in order to increase the age limit for a member of the Board of Directors from 63 to 65 years of age;

b)  amend  Article  20 so as to (i)  reflect  the new  management  structure  of
Unibanco;  (ii) exclude the minimum  number and  increase the maximum  number of members of the Board of  Officers;  (iii)  create  the  positions  of  Corporate
Executive Officer and Adjunct Officer;  and (iv) include a First Paragraph so as to set forth the new structure of the Board of Executive Officers,  causing Sole
Paragraph to turn into Second Paragraph;

c) amend other articles due to the  amendments  set forth in item “b” above,  as follows:

c.1) amend  Article  13,  “caput”  and Article 14, item “b”, in order to improve their wording;

c.2) amend  Article 16, item “e”,  subitem II and Article 16, items “f”, “j” and
“p” and Sole Paragraph, in order to improve their wording;

c.3) include item “e” in Article 21, so as to establish as an  incumbency of the
Board of Executive  Officers the  inspection,  supervision  and  orientation  of
Officers and of Adjunct Officers;

c.4) amend  Article  22,  “caput”  and Sole  Paragraph  in order to include  the position of Corporate Executive Officer, as well as the inclusion of an item “c”
in this same article in order to set forth its incumbency;

c.5) amend Article 23 in order to improve its wording;

c.6) include  articles  after Article 23 in order to establish the incumbency of the Officers and Adjunct Officers, renumbering the following articles;

c.7) exclude the current Article 24, renumbering the following articles;

c.8) amend current  Article 25 in order to mention the new form of  substitution of the  members of the Board of  Officers,  compatible  with the new  management structure;

c.9) amend the current Article 26 in order to improve its wording;

c.10) amend  Article 27,  “caput” and its First and Second  Paragraphs  so as to determine the new form of representation of Unibanco;

c.11) amend Articles 28, 29, 30, “caput”,  31, 32 and 35, First Paragraph,  item
“c” in order to improve their wording;

d)   consolidate the By-laws.

II-  ANNUAL SHAREHOLDERS MEETING

e)  reading,  discussion  and voting of the  Annual  Management  Report,  of the
Financial  Statements and of the opinion of the Independent  Auditors  regarding the fiscal year ended on December 31, 2002;

f) distribution of profits;

g) election of the members of the Board of Directors;

h) setting of the  remuneration  of the members of the Board of Directors and of the Board of Officers;

i) other matters of the company’s concern.

São Paulo, April 10, 2003
Board of Directors
Pedro Moreira Salles - President
Gabriel Jorge Ferreira - Vice-President
Tomas Tomislav Antonin Zinner - Vice-President
Israel Vainboim – member of the Board of Directors

                   UNIBANCO – UNIÃO DE BANCOS BRASILEIROS S.A

                           BOARD OF DIRECTORS PROPOSAL

Dear Shareholders,

The  Board  of  Directors  of  UNIBANCO  –  UNIÃO  DE  BANCOS  BRASILEIROS  S.A.
(“Unibanco”), whereas:

a) the  Central  Bank of Brazil,  by means of Rule  3.136,  dated as of July 11,
2002,  determined  that,  regarding the financial  institutions,  the expression
“Officer” shall only be used for people elected or nominated by the Shareholders
Meeting or by the Board of Directors; and;

b) in order to  accomplish  such Rule,  it will be  necessary  to  increase  the maximum number of Officers  established in the By-laws,  as well as to amend the management  structure  of  Unibanco,  with  the  creation  of the  positions  of
Corporate  Executive  Officer  and  Adjunct  Officer,  and also  adapt the other dispositions of the By-laws,

now, therefore, the following proposals are submitted to your appreciation:

1)  amend  Article  20 so as to (i)  reflect  the new  management  structure  of
Unibanco;  (ii) exclude the minimum  number and  increase the maximum  number of members of the Board of  Officers;  (iii)  create  the  positions  of  Corporate
Executive Officer and Adjunct Officer;  and (iv) include a First Paragraph so as to  established  the new structure of the Executive  Board of Officers,  causing
Sole  Paragraph  to turn into Second  Paragraph.  If this  proposal is approved,
Article 20 shall be read as follows:

“Article  20: - The Board of  Officers  shall be  composed  by a maximum  of one hundred and twenty two (122) members, residents in the country,  shareholders or not,  elected by the Board of Directors,  with a term of office of one (1) year, allowed the reelection, being:

a) one (1) Executive President – Wholesale Banking Group;

b) one (1) Executive President – Retail Banking Group;

c) one (1) Corporate Executive Officer;

d) up to three (3) Executive Vice President;

e) up to fifty (50) Executive Officers

f) up to fifty (50) Officers; and

g) up to fifty (50) Adjunct Officers;

First  Paragraph:  - The  Executive  President – Wholesale  Banking  Group,  The
Executive President – Retail Banking Group, the Corporate Executive Officer, the
Executive Vice Presidents and the Executive  Officers shall compose the Board of
Executive Officers

Second  Paragraph:  - The age  limit  for  holding  a  position  in the Board of
Officers  shall be sixty (60) years of age.  The Board of  Directors  may extend such limit, according to the nature of the relevant area.

2) Adapt other articles in view of the amendment set forth in Item (1) above, as follows.

2.1) amend  Article  13,  “caput”  and Article 14, item “b”, in order to improve their wording. If this proposal is approved, the Articles shall read as follows:

“Article 13: - The Shareholders Meeting,  called with at least fifteen (15) days in advance, according to the law, shall be installed and chaired by the Chairman of the Board of Directors, who may appoint in its substitution any member of the said Board or of the Board of Officers,  which shall  choose,  among the present shareholders, one or more secretaries.”

“Article 14: - ...

b) of the Board of Officers”

2.2) amend  Article 16, item “e”,  subitem II and Article 16, items “f”, “j” and
“p” and Sole Paragraph,  in order to improve their wording.  If this proposal is approved, the articles shall read as follows:

“Article 16: - ...

e) ...

II – to  decide  upon  the  annual  report  to the  shareholders,  the  Board of
Officers’  accounts  and the  Financial  Statements  of each  fiscal  year to be submitted to the Shareholders Meeting;

f) to set the  remuneration of each of the members of the Board of Directors and the Board of Officers, limited to the global amount approved by the Shareholders
Meeting;

g) to set the bonus of each of the members of the Board of Directors  and of the
Board of Officers,  subject to the  provisions  of item “c” of First  Paragraph,
Article 35;

h) to appoint a substitute  for the Executive  President - Retail  Banking Group
and the  Executive  President  -  Wholesale  Banking  Group,  in the  hypothesis mentioned in item “a”, subitem I of Article 25, and of any of the members of the
Board of Officers,  in the hypothesis  mentioned in item “b” of said article, as well as of the members of the Board of Directors, in the hypothesis mentioned in item “b”, subitem III of Article 19;

i) to authorize,  whenever deemed necessary, the representation of UNIBANCO by a sole  member of the Board of  Officers  or by an  attorney,  provided  that such deliberation specifies the powers granted.

j) to elect and  destitute  the  members of the Board of  Officers as well as to determine their duties and areas of responsibility;

....

p) to decide  upon the  creation of  committees  to deal with  specific  matters within the competence of the Board of Directors and/or of the Board of Officers;

Sole  Paragraph:  The Board of  Directors  may assign  special  functions,  on a permanent or  transitory  basis,  to any of its members or to the members of the
Board of Officers,  under the denomination it deems  appropriate,  provided that such functions do not conflict with the exclusive duties established herein.

2.3) include an item “e” in Article 21, so as to set forth as an  incumbency  of the Board of Executive  Officers the inspection,  supervision and orientation of the Officers and of the Adjunct  Officers.  If this  proposal is approved,  said article shall read as follows:

“Article 21: - ...

e) the  inspection,  supervision  and  orientation  of the  Officers  and of the
Adjunct Officers.”

2.4) amend  Article  22,  “caput”  and Sole  Paragraph  in order to include  the position of Corporate Executive Officer, as well as the inclusion of an item “c”
in this same article in order to set forth its  incumbency.  If this proposal is approved, said article shall read as follows:

“Article 22: It is incumbent  upon the Executive  President – Wholesale  Banking
Group,  the  Executive  President  –  Retail  Banking  Group  and the  Corporate
Executive Officer:

c) to the Corporate Executive Officer, inividually:

I - planning, controlling and risk management;

II - to  coordinate  the  activities  of the  Officers  under  his / her  direct supervision,  including inter-area decisions and follow-up of their performance, as well as market and investor relations;

III- to decide upon matters within his / her incumbency;

IV - to appoint  substitutes  for the Officers  under his / her  supervision  in those cases set forth in sub item II of item “a” of Article 25.

Sole Paragraph: In view of the policies,  directives and parameters set forth by the Board of Directors,  it is jointly incumbent upon the Executive  President -
Wholesale Banking Group, the Executive  President – Retail Banking Group and the
Corporate Executive Officer:”

2.5) amend  Article 23 in order to improve  its  wording.  If this  proposal  is approved, such article shall read as follows:

“Article 23: It is incumbent upon Executive Vice-Presidents, the supervision and coordination of the performance of the Officers under their direct supervision.”

2.6) include  articles  after Article 23 in order to establish the incumbency of the Officers and Adjunct Officers,  renumbering the following articles.  If this proposal is approved, the articles shall read as follows:

“Article 24: It is incumbent upon the Officers:

I – the management and  supervision of the areas which shall be delegated by the
Board of Executive Officers;

II – the supervision and coordination of the performance of the Adjunct Officers which are under their direct supervision”

“Article 25: - It is incumbent  upon the Adjunct  Officers  the  management  and supervision  of the areas which shall be  delegated  by the  Executive  Board of
Officers or by the Officers.”

2.7) exclude the current Article 24, renumbering the following articles;

2.8) amend current  Article 25 in order to mention the new form of  substitution of the  members of the Board of  Officers,  compatible  with the new  management structure.  If this proposal is approved,  this article shall be renumbered into
Article 26 and read as follows:

“Article 26:  The  substitution of the members of the Board of Officers shall be carried out as follows:

a) in the cases of temporary substitution:

I - the  substitutes  of the  Executive  President  - Wholesale  Banking  Group,
Executive  President  - Retail  Banking  Group  and of the  Corporate  Executive
Officer shall be appointed by the Board of  Directors,  as set forth in item “h”
of Article 16;

II -  the  functions  of  the  Executive  Vice-Presidents,  Executive  Officers,
Officers and Adjunct  Officers  shall be  performed  by a substitute  appointed, among the elected  Officers,  as specified in subitem IV of items “a” and “b” of
Article 22;

b) in the cases of  substitution  due to a vacancy of any of the  members of the
Board of Officers,  the substitute shall be appointed by the Board of Directors, as specified in item “h” of Article 16.”

2.9)  amend the  current  Article 26 in order to improve  its  wording.  If this proposal is approved,  such Article shall be nominated Article 27 and shall read as follows:

“Article 26: The  meetings of the Board of Officers  shall be called and chaired by any of the  Executive  Presidents,  who may  jointly  appoint  to chair it in substitution any member of the Board of Executive Officers.

First  Paragraph:  The members of the Board of  Directors  may be present at the meetings of the Board of Officers.

Second  Paragraph:  The  decisions  of the Board of  Officers  shall be taken by majority of votes with the presence of at least half of its  members,  except in the events  specified in item “c” of Article 21, when the decisions may be taken with the  presence of at least three (3) members.  The  President of the meeting shall be entitled, in addition to its own vote, to the casting vote in case of a tie.

2.10) amend current Article 27, “caput” and First and Second Paragraphs so as to set  forth the new form of  representation  of  Unibanco.  If this  proposal  is approved, such article, which will be named Article 28, shall read as follows:

“Article 28: Unibanco’s  representation shall be exercised by the members of the
Board of Officers as stated in this Article,  except as  established in item “i”
of Article 16.

First Paragraph: The following shall require the joint signatures of two members of the  Board of  Officers,  being  mandatory  that one of them is an  Executive
Officer:

Second Paragraph: Unibanco may be represented severally by any of the members of the Board of Officers,  or by an attorney with specific powers,  in acts related to:”

2.11) amend Articles 28, 29, 30, “caput”,  31, 32 and 35, First Paragraph,  item
“c” in order to  improve  their  wording.  In this  case,  if said  proposal  is approved, said Articles shall be named,  respectively,  Articles 29, 30, 31, 32,
33 and 36, and be read as follows:

“Article 29:   The  Shareholders   Meeting  and  the  Board  of  Directors  may,
respectively,  abstain  from  electing  Directors  and  members  of the Board of
Officers,  whenever the minimum  limits set forth in Article 15 for the Board of
Directors  and in the  applicable  law for  the  Board  of  Officers  have  been reached.”

“Article  30: The  holding of a position  in the Board of  Directors  and in the
Board of Officers shall not require pledging of bond.”

“Article  31: As soon as their  election  is  approved  by the  Central  Bank of
Brazil,  the members of the Board of  Directors  and the members of the Board of
Officers shall be invested by having their respective term of office  registered respectively  in the corporate  books of minutes of Board of Directors  Meetings and minutes of the Board of Officers Meetings.  Those term of offices shall also be registered in the cases of substitution specified in Articles 19 and 25.”

“Article 32: The members of the Board of Directors  and of the Board of Officers
shall remain in their positions, until their substitutes are vested in office.”

“Article 33: The  Shareholders  Meeting shall establish the  remuneration of the
Board of Directors and of the Board of Officers,  in accordance with item “f” of
Article 16.”

“Article 36: - On the last day of each calendar semester the following financial statements shall be prepared, due consideration being given to legal provisions:

....

First Paragraph:

c) up to ten  percent  (10%)  of the  remaining  profits  after  the  deductions referred  to in items “a” and “b” of this  paragraph,  as  compensation  for the
Board of  Directors  and of the Board of  Officers,  in  compliance  with  legal limitations, in accordance with Second Paragraph of this article.”

At last, this Board of Directors proposes an amendment of the wording of Article
15,  Second  Paragraph,  in order to increase  the age limit for a member of the
Board of  Directors  from 63 to 65 years of age. If this  proposal is  approved, said article shall read as follows:

“Article 15: ...

Second Paragraph:  The age limit for a member of the Board of Directors shall be sixty-five (65) years of age. Such limit may, however,  be extended by the Board of Directors.”

This is the proposal that we wanted to submit to your  appreciation.  São Paulo,
April 10, 2003. Signatures: Pedro Moreira Salles, Gabriel Jorge Ferreira, Israel
Vainboim,  Tomas Tomislav Antonin Zinner e Israel  Vainboim.  This document is a copy of the original transcription in the competent corporate book.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: April 11, 2003

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.

By:	/S/ Geraldo Travaglia Filho
Geraldo Travaglia Filho Chief Financial Officer

By:	/S/ Fernando Barreira Sotelino
Fernando Barreira Sotelino Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.